UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             KINETIC CONCEPTS, INC.
                               -----------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.001 Per Share
                         -----------------------------
                         (Title of Class of Securities)

                                  49460W208
                                  ---------
                                (CUSIP Number)

                               Gregory D. Hitchan
                         Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  June 7, 2007
                                 --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 14



CUSIP NO. 49460W208            SCHEDULE 13D                     Page 2 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,045,792**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,045,792**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,045,792**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN, IA

-----------------------------------------------------------------------------
** See Item 5









                                  * * * * * *

CUSIP NO. 49460W208            SCHEDULE 13D                     Page 3 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      94-2967812
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,045,792**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,045,792**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,045,792**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              CO

-----------------------------------------------------------------------------
** See Item 5








                                  * * * * * *

CUSIP NO. 49460W208              SCHEDULE 13D                    Page 4 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,045,792**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,045,792**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  7,045,792**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5








                                  * * * * * *

 CUSIP NO. 49460W208            SCHEDULE 13D                     Page 5 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,045,792**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,045,792**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  7,045,792**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5








                                  * * * * * *

CUSIP NO. 49460W208             SCHEDULE 13D                    Page 6 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,045,792**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,045,792**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  7,045,792**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5








                                  * * * * * *

 CUSIP NO. 49460W208              SCHEDULE 13D                   Page 7 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 SADDLEPOINT PARTNERS GP, L.L.C.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      83-0424234
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,045,792**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,045,792**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  7,045,792**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5








                                  * * * * * *

CUSIP NO. 49460W208            SCHEDULE 13D                     Page 8 of 14

Item 1.  Security and Issuer
-----------------------------

This Amendment No. 5 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on May 30, 2007 by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP"); and Saddlepoint Partners GP, L.L.C., a Delaware limited liability company ("Saddlepoint GP") (collectively, the "Reporting Persons").

This Amendment No. 5 relates to shares of Common Stock, $.001 par value per share (the "Common Stock"), of Kinetic Concepts, Inc., a Texas corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 8023 Vantage Drive, San Antonio, TX 78230.

The following amendments to the Schedule 13D are hereby made by this Amendment No. 5. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


Item 2.  Identity and Background
---------------------------------

There have been no changes to Item 2 since the last Schedule 13D Amendment filed on May 11, 2007.


Item 3.  Source and Amount of Funds or Other Considerations
------------------------------------------------------------

There have been no changes to Item 3 since the original Schedule 13D filed on September 21, 2006.


Item 4.  Purpose of Transaction
--------------------------------

On June 12, 2007 Blum Strategic III filed a Notification and Report Form (the "June 2007 HSR Notification") under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act"), with respect to the intended acquisition by Blum Strategic III of additional shares of Common Stock pursuant to the 10b5-1 1 Purchase Plan dated May 30, 2007







                                  * * * * * *

CUSIP NO. 49460W208            SCHEDULE 13D                     Page 9 of 14

described in the Schedule 13D Amendment filed on May 30, 2007 that could result in the aggregate value of all shares of Common Stock held by Blum Strategic III exceeding $119.6 million but being less than $597.9 million. Upon the expiration or termination of the applicable waiting period under the HSR Act, Blum Strategic III may acquire additional shares of Common Stock pursuant to the 10b5-1 Purchase Plan dated May 30, 2007 that result in the aggregate value of all shares of Common Stock held by Blum Strategic III after such acquisitions exceeding $119.6 million but being less than $597.9 million. With respect to each of the foregoing sentences of this paragraph, any such value would be determined pursuant to the HSR Act by using the lowest closing quotation or closing bid price during the 45 calendar days immediately prior to June 12, 2007.

Subject to the terms and conditions of the 10b5-1 Purchase Plan dated May 30, 2007 and the expiration or termination of the applicable waiting period under the HSR Act with respect to the June 2007 HSR Notification, each as described above, the Reporting Persons may periodically acquire additional shares of Common Stock. The purpose of any such acquisitions of the Common Stock would be for investment, and any such acquisitions of the Common Stock would be made in the ordinary course of business and not for the purpose of acquiring control of the Issuer.

Other than the 10b5-1 Purchase Plan dated May 30, 2007 and the June 2007 HSR Notification described above, no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.









                                  * * * * * *

CUSIP NO. 49460W208            SCHEDULE 13D                     Page 10 of 14

Nils Colin Lind, who is an executive officer or managing member of each of the Reporting Persons, is a member of the Board of Directors of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The information set forth in this Item 4 is qualified in its entirety by reference to the 10b5-1 Purchase Plan dated May 30, 2007, attached as Exhibit C to the Schedule 13D Amendment filed on May 30, 2007 which is incorporated by reference herein in its entirety.


Item 5.  Interest in Securities of the Issuer
----------------------------------------------

Item 5 of the Schedule 13D is hereby amended to add the following:

(a), (b) According to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2007, there were 71,261,796 shares of Common Stock issued and outstanding as of May 4, 2007. Based on such information, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 3,712,301 shares of Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner which represents 5.2% of the outstanding shares of the Common Stock; (ii) 654,652 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 0.9% of the outstanding shares of the Common Stock;
(iii) 2,411,839 shares of the Common Stock held by Blum GP III which serves as general partner of Blum GP III LP which, in turn, serves as the general partner of Blum Strategic III, which represents 3.4% of the outstanding shares of the Common Stock; (iv) 163,000 shares of the Common Stock held by Saddlepoint GP on behalf of a partnership for which it serves as the general partner, which represents 0.2% of the outstanding shares of the Common
Stock; and (v) 52,000 shares of the Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. ("Dominion Connecticut"), which represents 0.1% of the outstanding shares of the Common Stock and 52,000 shares of the Common Stock that are legally owned by Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust ("Virginia Electric"), which represents 0.1% of the outstanding shares







                                  * * * * * *

CUSIP NO. 49460W208            SCHEDULE 13D                     Page 11 of 14

of the Common Stock (collectively, the "Investment Advisory Clients"), with respect to which Blum LP has voting and investment power.

Each Investment Advisory Client has entered into an investment management agreement with Blum LP, but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP II, Blum GP III and Saddlepoint GP. The Reporting Persons may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of, and shared voting power with respect to, an aggregate of 7,045,792 shares of the Common Stock, which is 9.9% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP II, Blum GP III, Blum GP III LP, and Saddlepoint GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP II, Blum GP III LP, Blum GP III, or Saddlepoint GP.

(c) Since the last Schedule 13D Amendment filed on May 30, 2007, the Reporting Persons have purchased the following shares of Common Stock under the provisions of the 10b5-1 Purchase Plan, as described in Item 4:

Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
Investment partnerships for        05-31-2007     32,700       49.8185
which Blum LP serves as the        06-01-2007      3,700       50.9090
general partner.                   06-05-2007      4,300       51.0600
                                   06-06-2007    101,400       50.5004
                                   06-07-2007     71,600       50.4276
                                   06-08-2007     44,300       50.0287















                                  * * * * * *

CUSIP NO. 49460W208            SCHEDULE 13D                     Page 12 of 14

Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
For Blum Strategic III for         05-31-2007    196,500       49.8185
which Blum GP III LP               06-01-2007     38,300       50.9090
serves as the general partner      06-06-2007    129,900       50.5004
and for Blum GP III which          06-07-2007    161,600       50.4276
serves as the general              06-08-2007    139,600       50.0287
partner for Blum GP III LP.


Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
The partnership for which          05-31-2007     11,600       49.8185
Saddlepoint GP serves as           06-01-2007      2,300       50.9090
general partner.                   06-05-2007      2,700       51.0600
                                   06-06-2007     12,500       50.5004
                                   06-07-2007      9,000       50.4276
                                   06-08-2007      7,800       50.0287


Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
The Investment Advisory            05-31-2007      9,200       49.8185
Clients for which Blum LP          06-01-2007        400       50.9090
serves as investment advisor.      06-06-2007      6,200       50.5004
                                   06-07-2007      7,800       50.4276
                                   06-08-2007      6,600       50.0287

(d) and (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-----------------------------------------------------------------------

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except i) the 10b5-1 Purchase Plan, as disclosed in Item 4, and ii) as noted above in Item 5, Blum LP has voting and Investment power of the shares held by it for the benefit of The Investment Advisory Clients.







                                  * * * * * *

CUSIP NO. 49460W208            SCHEDULE 13D                     Page 13 of 14

The information set forth in this Item 6 is qualified in its entirety by reference to the 10b5-1 Purchase Plan dated May 30, 2007, attached as Exhibit
 C to the Schedule 13D Amendment filed on May 30, 2007 which is incorporated by reference herein in its entirety.

Item 7.  Material to be Filed as Exhibits
------------------------------------------

Exhibit A - Joint Filing Undertaking dated June 12, 2007












































                                  * * * * * *

CUSIP NO. 49460W208            SCHEDULE 13D                     Page 14 of 14



                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  June 12, 2007

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          Its General Partner



By: /s/ Marc T. Scholvinck            By: /s/ Marc T. Scholvinck
    -------------------------------      -----------------------------------
    Marc T. Scholvinck                    Marc T. Scholvinck
    Partner and Chief Financial Officer   Partner and Chief Financial Officer


BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC GP III, L.L.C.




By: /s/ Marc T. Scholvinck             By:  /s/ Marc T. Scholvinck
    -------------------------------    -------------------------------------
    Marc T. Scholvinck                 Marc T. Scholvinck,
    Managing Member                    Member


BLUM STRATEGIC GP III, L.P.           SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.L.C.    By:  Blum Capital Partners, L.P.
     Its General Partner                    Its Managing Member
                                      By:  Richard C. Blum & Associates, Inc.
                                           Its General Partner



By: /s/ Marc T. Scholvinck              By:  /s/ Marc T. Scholvinck
     -------------------------------    ------------------------------------
     Marc T. Scholvinck                 Marc T. Scholvinck
     Member                             Partner and Chief Financial Officer








                                  * * * * * *

CUSIP NO. 49460W208             SCHEDULE 13D                    Page 1 of 1

                                   Exhibit A

                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  June 12, 2007

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          Its General Partner



By: /s/ Marc T. Scholvinck            By: /s/ Marc T. Scholvinck
    -------------------------------      -----------------------------------
    Marc T. Scholvinck                    Marc T. Scholvinck
    Partner and Chief Financial Officer   Partner and Chief Financial Officer


BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC GP III, L.L.C.




By: /s/ Marc T. Scholvinck              By:  /s/ Marc T. Scholvinck
    -------------------------------     -------------------------------------
    Marc T. Scholvinck                  Marc T. Scholvinck,
    Managing Member                     Member


BLUM STRATEGIC GP III, L.P.            SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.L.C.    By:  Blum Capital Partners, L.P.
     Its General Partner                    Its Managing Member
                                      By:  Richard C. Blum & Associates, Inc.
                                           Its General Partner



By: /s/ Marc T. Scholvinck              By:  /s/ Marc T. Scholvinck
     -------------------------------    ------------------------------------
     Marc T. Scholvinck                 Marc T. Scholvinck
     Member                             Partner and Chief Financial Officer